Exhibit 99.1

UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK
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In re:	:	Chapter 11
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PACIFIC DRILLING S.A., et al.,	:	Case No. 17-13193 (MEW)
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Debtors.[1]	:	(Jointly Administered)
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AGREED ORDER FURTHER EXTENDING
(I) EXCLUSIVE PERIODS DURING WHICH DEBTORS MAY FILE
A PLAN OF REORGANIZATION AND SOLICIT ACCEPTANCES
THEREOF AND (II) TERM OF PLAN MEDIATION

WHEREAS, on April 2, 2018, the Court entered the Agreed Order (i) Extending Exclusive Periods During Which Debtors May File a Plan of Reorganization and Solicit Acceptances Thereof and (ii) Establishing Terms for Plan Mediation [Docket No. 297] (the "Exclusivity Extension and Mediation Order");2

WHEREAS, paragraph 11 of the Exclusivity Extension and Mediation Order provides that the Mediator, the Debtors, Quantum Pacific, counsel for the Ad

1

The Debtors in these chapter 11 cases and, if applicable, the last four digits of their U.S. taxpayer identification numbers are: Pacific Drilling S.A.; Pacific Drilling (Gibraltar) Limited, Pacific Drillship (Gibraltar) Limited; Pacific Drilling, Inc. (1524); Pacific Drilling Finance S.à r.l.; Pacific Drillship SARL; Pacific Drilling Limited, Pacific Sharav S.à r.l. (2431), Pacific Drilling VII Limited, Pacific Drilling V Limited, Pacific Drilling VIII Limited, Pacific Scirocco Ltd. (0073), Pacific Bora Ltd. (9815), Pacific Mistral Ltd., Pacific Santa Ana (Gibraltar) Limited, Pacific Drilling Operations Limited (9103), Pacific Drilling Operations, Inc. (4446), Pacific Santa Ana S.à r.l. (6417), Pacific Drilling, LLC (7655), Pacific Drilling Services, Inc. (5302), Pacific Drillship Nigeria Limited (0281) and Pacific Sharav Korlátolt Felelősségű Társaság.

2	Capitalized terms used herein but not otherwise defined shall take the meanings ascribed to them in the Exclusivity Extension and Mediation Order.

Hoc Group, the SSCF Agent, and the RCF Agent (collectively, the "Mediation Parties") may agree to continue the Mediation beyond the Initial Mediation Period and that upon such agreement the Exclusive Periods will be automatically extended consistent with paragraph 3(a)(i) and 3(b) of the Exclusivity Extension and Mediation Order during the additional term of the Mediation;

WHEREAS, on May 16, 2018, the Court entered the Agreed Order Further Extending (I) Exclusive Periods During which Debtors may File a Plan of Reorganization and Solicit Acceptances thereof and (II) Term of Plan Mediation [Docket No. 360] that, among other things, extended the Exclusive Filing Period and the Initial Mediation Period to June 4, 2018;

WHEREAS, the Mediation Parties have agreed to continue Mediation and extend the Exclusive Filing Period until June 15, 2018; and therefore, it is hereby

ORDERED that:

1.         The Exclusive Filing Period and the Initial Mediation Period shall each be extended to June 15, 2018.

2.         The Exclusive Solicitation Period is extended through and including sixty (60) days from the Exclusive Filing Period; provided that the Debtors have filed a proposed chapter 11 plan prior to the termination of the Exclusive Filing Period.

3.         Nothing herein shall prejudice the Debtors' right to seek further extensions of the Exclusive Periods or any party in interest's rights to object to or otherwise challenge any requested further extensions of the Exclusive Periods or to seek to terminate the Exclusive Periods.

4.         All other terms of the Exclusivity Extension and Mediation Order shall remain in full force and effect.

5.         The terms and conditions of this Order shall be immediately effective and enforceable upon entry of this Order.

6.         The Debtors are authorized and empowered to take all actions necessary to implement the relief granted in this Order.

7.         This Court shall retain jurisdiction with respect to all matters arising from or related to the implementation or interpretation of this Order and the Exclusivity Extension and Mediation Order.

Dated:	May 25, 2018
New York, New York

/s/Michael E. Wiles
THE HONORABLE MICHAEL E. WILES UNITED STATES BANKRUPTCY JUDGE